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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number: 001-12440

                                  ENERSIS S.A.
                 (Translation of Registrant's Name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F |X|       Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes |_|              No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes |_|              No |X|

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                              Yes |_|              No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENERSIS S.A.


                                        By: /s/ Mario Valcarce
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                                        Name:  Mario Valcarce
                                        Title: Chief Executive Officer

Date: December 16, 2003

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                                INDEX OF EXHIBITS

Exhibit 01    - Essential Fact Statement dated November 26, 2003.
Exhibit 02    - Complements to Essential Fact Statement dated December 12, 2003.
Exhibit 03    - Essential Fact Form Overseas Bond Issue